CHARLENE A. GRANT
Assistant Vice President
Insurance Counsel
Law Department
Phone: 949-219-3743
Fax: 949-219-6952
Charlene.Grant@pacificlife.com
November 8, 2006
Michael L. Kosoff, Esq.
Staff Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company Initial Registration Statement on Form N-4 (Pacific Voyages) File Nos. 333-136597, 811-08946

Separate Account A of Pacific Life & Annuity Company Initial Registration Statement on Form N-4 (Pacific Voyages NY) File Nos. 333-136598, 811-09203
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company, Pacific Life & Annuity Company, Separate Account A of Pacific Life Insurance Company (811-08946), and Separate Account A of Pacific Life & Annuity Company (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to comments received on October 13, 2006, in connection with the above referenced Registration Statements on Form N-4, filed with the SEC on August 14, 2006. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statements.
1. Staff Comment: Fees and Expenses (p. 7). Please place the word “Stepped-Up” before the line item “Death Benefit Rider Charge”.
Response: We added the word “Stepped-Up” such that the bullet reads “Stepped-Up Death Benefit Rider Charge.”
2. Staff Comment: Total Annual Fund Operating Expenses (p. 9). Please revise the range of portfolio expenses to show the range before any waivers or reimbursements. An additional line reflecting waivers is allowed under the circumstances described in Release IC-25802 (November 13, 2002), n.14. Also, please note that expense examples can only reflect contractual waivers for the duration of the waiver.
Response: The minimum (0.29%) and maximum (1.57%) percentages reflected in the Total Annual Fund Operating Expenses table are gross expenses and do not include any waivers or reimbursements.

Mr. Kosoff
November 8, 2006

3. Staff Comment: Death Benefit Amounts (p. 33). Please provide examples of the adjustment made to purchase payments for withdrawals. One of the examples should include the scenario where the death benefit exceeds the contract value.
Response: We added examples as a new appendix to the prospectus.
4. Staff Comment: How the SDBR Works (p. 34). Please provide examples of how the Guaranteed Minimum Death Benefit works.
Response: We added examples as a new appendix to the prospectus.
5. Staff Comment: Optional Earnings Enhancement Guarantee (EEG) Rider (p. 35) (333-136597 only).
a. Please provide examples of how the EEG Rider works.
Response: We added examples as a new appendix to the prospectus.
b. Please emphasize in bold the sentence noting that the EEG Rider and GEE Rider are the same.
Response: We made the applicable sentence bold.
6. Staff Comment: Income Access Rider (pp. 40 and 41).
a. The prospectus notes on page 40 that aggregate withdrawals in a Contract Year in excess of the amount allowed under the rider can reduce the base from which further withdrawals may be made. This can be significant if contract value is low. Accordingly, please note this in the summary for the rider and highlight this fact in bold in the discussion on page 40.
Response: We made the applicable disclosure in the discussion bold. In addition, the following disclosure was added to the first paragraph of the Income Access Rider section of the summary:
“If your total withdrawals in a Contract Year exceed the annual withdrawal amount allowed under the Rider, then the Protected Payment Base may decrease and the amount you may withdraw in the future under the Rider may be reduced.”
b. The prospectus states on page 41 that the Annual RMD Amount are distributed “for a Calendar Year,” but that the exclusion granted for RMDs requires that no withdrawals other than RMDs be made during the Contract Year. It is unclear how this would work in practice. Please clarify descriptively and by example how a withdrawal would and would not be deemed to have been made during a Contract Year for purposes of this condition.
Response: We added additional examples (Example #6) to the appendix titled “Income Access Rider Sample Calculations” in the prospectus.
The exclusion is determined based on the “type” of withdrawal that is made (e.g. RMD Withdrawal versus non-RMD Withdrawal) and the total amount withdrawn during a Contract Year. The exclusion is for contract owners who are required, under the Internal Revenue Code, to withdraw more than the Protected Payment Amount provided for under the Rider. The additional examples clarify descriptively and numerically how the RMD exclusion works under the rider.

Mr. Kosoff
November 8, 2006

In addition, we have revised the last bullet of the “Required Minimum Distributions” section as follows:
•	“only RMD withdrawals are made from the Contract during the Contract Year.”
7. Staff Comment: Guaranteed Protection Advantage 5 (GPA 5) Rider (p. 44) Please provide examples of how the GPA 5 Rider works.
Response: We added examples as a new appendix to the prospectus.
8. Staff Comment: GIA Plus Rider (p. 44). The prospectus notes that the GIA Plus Rider is available only if the Contract Value is invested under an asset allocation program maintained for the Rider.
a. Please revise the prospectus to describe in detail the nature of the asset allocation program, focusing on the risks assumed and investment strategies employed.
Response: The prospectus already describes, in detail, the asset allocation program in the HOW YOUR INVESTMENTS ARE ALLOCATED-Portfolio Optimization section. In addition, the first paragraph of the OTHER OPTIONAL RIDERS section reiterates that the optional riders require participation in an asset allocation program and provides a cross reference to the Portfolio Optimization section. However, we have revised the first paragraph of the OTHER OPTIONAL RIDERS section to read as follows:
“The optional Riders require that your entire Contract Value be invested in a Model of an asset allocation program established and maintained by us or in the DCA Plus Fixed Option in conjunction with a Model for the Rider to remain in effect. (See the HOW YOUR INVESTMENTS ARE ALLOCATED-Portfolio Optimization section in this Prospectus.)”
b. The summary on page 6 suggests that certain benefits under the rider are available whether or not the asset allocation model is used. Please reconcile the inconsistency.
Response: We modified the disclosure to read as follows:
“The optional GIA Plus Rider offers a guaranteed income annuity option, a minimum fixed income payout, the ability to lock in market gains, and withdraw money each year when an asset allocation program established and maintained by us for the GIA Plus Rider is used.”
9. Staff Comment: General Comment. If applicable, please disclose in the section describing each rider, which riders cannot be owned contemporaneously and also please describe this in the summary and fee table.
Response: Each one of the available optional riders may be owned contemporaneously.
10. Staff Comment: Loans (p. 56). Please consider moving the “Loans” section outside of the “Federal Tax Status” section.
Response: We will consider your request to move the Loans section outside of the “Federal Tax Status” section when we revise all variable annuity prospectuses.
11. Staff Comment: Power of Attorney (Part C). Please provide a power of attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means

Mr. Kosoff
November 8, 2006

that each power of attorney must either (a) specifically list the ’33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.
Response: An updated power of attorney will be filed via a Pre-Effective Amendment to the Registration Statement.
12. Staff Comment: General Comment. Please provide a representation that the corresponding changes made in response to the comments above will likewise be made to the registration statements that are similar to these filings when you file their post-effective amendments.
Response: Any changes to this Registration Statement made in response to the comments contained herein, will be made to other similar registration statements where applicable.
13. Staff Comment: Financial Statements, Exhibits, and Other Information. Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
Response: We hereby confirm that the applicable Financial Statements, Exhibits and/or Other Information will be filed via a Pre-Effective Amendment to the Registration Statement.
14. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3743. Thank you.

Sincerely,
/s/ CHARLENE A. GRANT

Charlene A. Grant